UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.)*

FIELDSTONE INVESTMENT CORP.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK REIT
--------------------------------------
(Title of Class of Securities)

31659U300
-----------------------
(Cusip Number)

January 4, 2007
______________________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1  (b)
[ ]  Rule 13d-1  (c)
[ ]  Rule 13d-1  (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]











CUSIP No. 31659U300    	2 of 10 Pages
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1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
---------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization

       Delaware
----------------------------------------------------------------

Number of shares beneficially owned by each reporting person with

5.  Sole Voting Power


     -0-
___________________

6.  Shared Voting Power

     4,600,000
__________________________

7.  Sole Dispositive Power


     -0-
___________________

8.	Shared Dispositive Power

       4,600,000
 ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

       4,600,000 (1)

---------------------------------------------------------------

10. Check if the aggregate amount in row (9) excludes certain shares*

--------------------------------------------------------



CUSIP No. 31659U300    	3 of 10 Pages
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11. Percent of class represented by amount in row 9.

       9.8% (2)
----------------------------------------------------------------


12.	Type of Reporting person

          IA
--------------------------------

(1) Babson Capital Management LLC (Babson Capital) in its capacity as investment adviser, may be deemed to be the beneficial owner of 4,600,000 shares of Common Stock REIT of Fieldstone Investment Corp. (Fieldstone) held by certain advisory accounts and private investment companies owned or controlled by Massachusetts Mutual Life Insurance Company and its affiliates (MassMutual). As a result of MassMutuals ownership or control of such accounts or private investment companies, MassMutual may also be deemed to be the beneficial owner of all 4,600,000 shares.

(2) Based on 46,904,485 shares of common stock outstanding as of November 1, 2006 reported by Fieldstone in its quarterly
Form 10Q for the period ended September 30, 2006.


1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Massachusetts Mutual Life Insurance Company
	04-1590850
---------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization

       Massachusetts
----------------------------------------------------------------









CUSIP No. 31659U300    	4 of 10 Pages
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Number of shares beneficially owned by each reporting person with

5.  Sole Voting Power

     -0-
__________________


6.  Shared Voting Power

     4,600,000
__________________________

7.  Sole Dispositive Power


     -0-
___________________

8.	Shared Dispositive Power

       4,600,000
 ---------------------------------------------------------------

9.	Aggregate amount beneficially owned by each reporting person

       4,600,000 (1)

---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------

11. Percent of class represented by amount in row 9.

       9.8% (2)
----------------------------------------------------------------

12.	Type of Reporting person

       IC
------------------------------













CUSIP No. 31659U300    	5 of 10 Pages
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(1) 	Massachusetts Mutual Life Insurance Company (MassMutual)
		is the beneficial owner of two private investment companies which hold in aggregate 2,300,000 shares of Fieldstone Investment Corp. (Fieldstone). In addition, MassMutual holds 2,300,000 shares of Fieldstone directly in its general account. Babson Capital Management LLC (Babson Capital) acts as investment adviser to the two private investment companies and the MassMutual general investment account, and as such may also be deemed to be the beneficial owner of the 4,600,000 shares.

(2) 	Based on 46,904,485 shares of common stock outstanding
		as of November 1, 2006 reported by Fieldstone in its quarterly Form 10Q for the period ended September 30, 2006.

ITEM 1(A):  NAME OF ISSUER:

FIELDSTONE INVESTMENT CORP.

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11000 BROKEN LANE PARKWAY
SUITE 600
COLUMBIA, MD   21044

ITEM 2(A):  NAME OF PERSON FILING:

            (i) Babson Capital Management LLC (Babson Capital) as investment adviser.

            (ii)  Massachusetts Mutual Life Insurance Company (MassMutual)


ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	The address of the principal business office of Babson Capital:

            470 Atlantic Avenue
            Boston, MA  02210-2208

            The address of the principal business
		office of MassMutual:

            1295 State Street
            Springfield, MA  01111






CUSIP No. 31659U300    	6 of 10 Pages
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ITEM 2(C):  CITIZENSHIP:

See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

See Cover Page

ITEM 2(E):  CUSIP NUMBER:

See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E) for Babson
Capital.

This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(C) for MassMutual.

ITEM 4:  OWNERSHIP:

(a) For information of beneficial ownership, see Items 9 and 12 of the Cover Page and accompanying footnotes.

(b)	PERCENT OF CLASS:  9.8%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of the Cover Page.

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

N/A

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

N/A

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

N/A






CUSIP No. 31659U300    	7 of 10 Pages
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ITEM 10:

BABSON CAPITAL MANAGEMENT LLC CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

      				Babson Capital Management LLC


					/s/ Jan F. Jumet

       				Jan F. Jumet
                              Managing Director and
                              Chief Compliance Officer




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


				January 12, 2007
		      	-------------------
                    		 Date

				Babson Capital Management LLC


                                /s/ Jan F. Jumet
				-------------------------------
					Jan F. Jumet
					Managing Director
					and Chief Compliance Officer















CUSIP No. 31659U300    	8 of 10 Pages
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MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


					Massachusetts Mutual Life Insurance Company

                                           /s/ Bradley J. Lucido
            				  _________________________
					              Bradley J. Lucido
							  Vice President and
							  Associate General Counsel




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					 	  January 12, 2007
		     				 -------------------
                     				Date

				 	Massachusetts Mutual Life Insurance Company

                                           /s/ Bradley J. Lucido
            				  _________________________
					              Bradley J. Lucido
							  Vice President and
							  Associate General Counsel











CUSIP No. 31659U300    	9 of 10 Pages
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JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of common shares of Fieldstone Investment Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


						January 12, 2007
            				--------------------
							Date



       					Babson Capital Management LLC

							/s/ Jan F. Jumet
						_______________________________

						    Jan F. Jumet
						    Managing Director
           					    and Chief Compliance Officer



       					Massachusetts Mutual Life Insurance Company

                                           /s/ Bradley J. Lucido
            				  _________________________
					              Bradley J. Lucido
						        Vice President and
                                            Associate General Counsel



















CUSIP No. 31659U300    	10 of 10 Pages
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January 12, 2007


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413

Re:	SCHEDULE 13G ON BEHALF OF FIELDSTONE INVESTMENT CORP.
      FOR THE MONTH ENDING January 31, 2007

Dear Sir or Madam:

Babson Capital Management LLC (Babson Capital) and Massachusetts Mutual Life Insurance Company (MassMutual) are filing today an initial joint Schedule 13G through the EDGAR system as required by
Section 240.13d-1(b)to reflect beneficial ownership of greater than 5% of the outstanding stock of the above-mentioned issuer.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at 413-226-1202.

Sincerely,





/s/ Bradley J. Lucido
    BRADLEY J. LUCIDO
    Vice President and
    Associate General Counsel